Mail Stop 03-06

					February 11, 2005


Oren B. Azar
Associate General Counsel and Secretary
100 East Wisconsin Avenue
Suite 2780
Milwaukee, Wisconsin 53202

Re:	Joy Global Inc.
      Amendment No. 1 to Registration Statement on Form S-3
      Filed January 26, 2005
		File No. 333-121569

Dear Mr. Azar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Risk Factors - Page 6

The cyclical nature of our original equipment manufacturing business... - Page 6
1. Please revise to quantify the significant impact that cyclicality has had on your business, results of operations, and financial condition.



We operate in a highly competitive environment - Page 7
2. In order to demonstrate the risk to investors, please revise to cite specific examples of the "significant competitive pressures" you face.


Exhibits
3. We note your indication that you will file a deposit agreement by post-effective amendment or by means of filing a Form 8-K to be incorporated by reference. Because you may not register depositary shares without filing a deposit agreement or form of deposit agreement prior to effectiveness, please revise your filing to include the agreement or form of agreement as an exhibit.
4. Please add the form of subsidiary guarantee as an exhibit to your registration statement.


Exhibit 5.1
5. Please supplementally confirm to us, if true, that the Stock Warrants, the Debt Warrants, the Purchase Contracts, the Units and the Deposit Agreement will be governed by New York or Delaware law.
Alternatively, please revise the opinion to clarify that counsel`s opinion extends to the laws of the states whose laws will govern those documents.
6. Please revise to eliminate the statement that counsel is admitted to practice law in Illinois and the District of Columbia.
Although
we may not object if counsel elects to opine on laws of states other than the jurisdictions in which counsel is admitted to practice, the opinion may not state or imply that counsel is not admitted to practice in those other states.
7. Please delete your statement that "issues addressed by this letter may be governed in whole or in part by other laws, but [you] express no opinion as to whether any relevant difference exists between the laws upon which [your] opinions are based and any other laws that may actually govern," and revise the opinion to clarify that counsel is opining on those other laws that may actually govern.
8. We note that counsel expresses no opinion as to the potential liability of holders of any security with respect to wage claims of, or other debts owing to, employees of the Company for services performed, to the extent provided by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Please delete this statement as it appears to be inconsistent with counsel`s opinion that the common and preferred shares being registered will be, when issued, non-assessable.
9.
We note counsel`s disclaimer of any obligation to advise of any change in any source of law or subsequent legal or factual developments that might affect any matters or opinions set forth in the legal opinion. This language appears to be inconsistent with your response to comment 7. Please delete this language from the opinion and confirm our understanding that you will file a clean, unqualified legal opinion in connection with each takedown of securities. In addition, if counsel intends to rely on an opinion of
New York counsel with respect to New York law when issuing any future unqualified opinions, please also confirm, if true, that a clean, unqualified opinion of New York counsel will be obtained in connection with each takedown of securities.
10. Please revise the penultimate paragraph of the opinion to eliminate the inappropriate implication that purchasers of the registered securities may not rely on the opinion.


Exhibit 5.2
11. Because the guarantees that may be issued by the subsidiary guarantors appear to be governed by New York law, please revise the
New York law opinion so that it also addresses those guarantees.


Form 10-K for fiscal year ended October 30, 2004


Management`s Discussion and Analysis

Results of Operations

2004 Compared with 2003
12. We note your response to comment 22. Please revise future filings to clarify the term "activity levels" as explained in your response and quantify the change from period to period in each of components (1) through (4), where possible and material to your results of operations.


Controls and Procedures
13. We note your proposed disclosure in response to comments 26 through 32. Please revise to disclose any changes to your internal control over financial reporting that occurred during your fourth quarter of fiscal 2004 that materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting or supplementally confirm to us, if true, that no such changes occurred.

Financial Statements

Note 2.  Significant Accounting Policies

Revenue Recognition

14. We note your response to prior comment 41. Given the long-term nature of the life-cycle service contracts, please consider whether you should make more detailed disclosure (possibly under critical accounting polices) about how you account for these arrangements, including more detail about the extent to which the accounting relies on estimation. We see, for instance, that the contracts are dependent on long-term estimates of maintenance requirements. To the extent material, it appears that you should also more fully address your exposure to losses under these arrangements.

15. Refer to your response to prior comment 44. When and if significant, future filings should include disclosure about how you value and account for multiple element arrangements. Refer to paragraph 18 of EITF 00-21.

16. Refer to your response to prior comment 46. When and if significant, future filings should include revenue recognition disclosure regarding agency relationships accounted for under EITF 99-19.


Note 21. Segment Information

17. We see your proposed changes in response to prior comment 51. However, it is not clear that the revised disclosures conform to the requirement from paragraph 38b to FAS 131. For instance, how can long-lived tangible assets be more than $1 billion as of October 30,
2004? It appears that more than long-lived tangible assets are included in the total. Either revise or advise.

18. As a related matter, we see that when you revised the enterprise wide geographic disclosure (FAS 131, paragraph 38b) you also revised the segment asset disclosure (FAS 131, paragraph 31) so that the year-end totals no longer agree to total assets from your balance sheet. Accordingly, you should revise to also provide the reconciliation called for by paragraph 32(c) of FAS 131.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Traci Hornfeck at (202) 824-5565 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Keith S. Crow, Esq.


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Joy Global Inc.
February 11, 2005
Page 1